UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

R1 RCM Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

(212) 720-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77634L 105	Schedule 13D	Page 2 of 14

(1)	Names of reporting persons CoyCo 1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 124,910,408
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 124,910,408

(11)	Aggregate amount beneficially owned by each reporting person 124,910,408
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 29.7%*
(14)	Type of reporting person (see instructions) PN

*

Based on 421,255,230 shares of common stock (the “Common Stock”) of R1 RCM Inc. (the “Issuer”) outstanding as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024 (the “Form 10-Q”).

CUSIP No. 77634L 105	Schedule 13D	Page 3 of 14

(1)	Names of reporting persons CoyCo 2, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,075,180
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,075,180

(11)	Aggregate amount beneficially owned by each reporting person 11,075,180
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.6%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 4 of 14

(1)	Names of reporting persons CoyCo GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 5 of 14

(1)	Names of reporting persons New Mountain Partners V (AIV-D), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 6 of 14

(1)	Names of reporting persons New Mountain Investments V, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 7 of 14

(1)	Names of reporting persons New Mountain Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 8 of 14

(1)	Names of reporting persons New Mountain Capital Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 9 of 14

(1)	Names of reporting persons NM Holdings GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 10 of 14

(1)	Names of reporting persons Steven B. Klinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) IN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 11 of 14

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 1, 2022, as amended on October 3, 2023, February 7, 2024, February 26, 2024, April 29, 2024, May 7, 2024 and June 14, 2024 (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Statement”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons and their affiliates intend to fund the transactions contemplated by the Updated Draft Proposal (described below) through proceeds of (i) debt financing from Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC and (ii) equity financing funded by the rollover of the Investors’ existing ownership interest in the Company and new cash equity to be provided or arranged by New Mountain Capital, L.L.C. and certain managed funds.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following:

In accordance with the terms of June 12 Waiver Request previously granted by the Issuer, representatives of New Mountain Capital, L.L.C. and TCP-ASC have engaged in discussions and mutual due diligence with respect to a potential joint acquisition of the shares of the Company not owned by such parties or their affiliates. These discussions have not resulted in any agreement to date, and New Mountain Capital, L.L.C. is no longer interested in pursuing a joint proposal with TCP-ASC.

New Mountain Capital, L.L.C. continues to believe that it is in the best interests of the Issuer, its customers and employees and the unaffiliated stockholders to accelerate a process whereby the board of directors of the Issuer can pursue a “take-private” transaction with affiliates of New Mountain Capital, L.L.C. (a “Potential Transaction”). Therefore, on July 1, 2024, the Investors submitted a new request to the Issuer for a waiver of the standstill restrictions contained in the Investor Rights Agreement in order to permit one or more affiliates of the Investors to make a proposal to acquire all of the outstanding shares of the Issuer’s Common Stock not owned by the Investors and requested a response from the Issuer by no later than 5:00 p.m. ET on July 3, 2024 (the “July 1 Waiver Request”). The July 1 Waiver Request attached an updated form of proposal which included, among other things, a proposed purchase price of $13.25 per share in cash (the “Updated Draft Proposal”). As described in the Updated Draft Proposal, New Mountain Capital, L.L.C. is open to having TowerBrook Capital Partners and Ascension Health participate in a Potential Transaction as equity co-investors.

The Reporting Persons and their affiliates are engaged in ongoing discussions and negotiations with existing stockholders. The Reporting Persons and their affiliates have not reached any agreement, arrangement or understanding with any person (other than Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC with respect to potential financing of a Potential Transaction) regarding a Potential Transaction. Accordingly, the Reporting Persons disclaim the formation of any group at this time.

No assurances can be given that a definitive agreement will be reached or that a Potential Transaction will be consummated. The Reporting Persons and their affiliates reserve the right to modify the Updated Draft Proposal at any time. Subject to the restrictions set forth in the Investor Rights Agreement, as modified by the January 26 Waiver Request, the February 26 Waiver Request, the June 12 Waiver Request and the July 1 Waiver Request, the Reporting Persons and their affiliates reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. Subject to the restrictions set forth in the Investor Rights Agreement, as modified by January 26 Waiver Request, the February 26 Waiver Request, the June 12 Waiver Request and the July 1 Waiver Request, if a Potential Transaction is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 77634L 105	Schedule 13D	Page 12 of 14

The foregoing descriptions of the July 1 Waiver Request and the Updated Draft Proposal do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the July 1 Waiver Request, which is attached hereto as Exhibit 8.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

(c) None of the Reporting Persons has effected any transaction in the shares of Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented by adding the following:

Exhibit Number	Description of Exhibit

8.	July 1 Waiver Request.

CUSIP No. 77634L 105	Schedule 13D	Page 13 of 14

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: July 1, 2024

CoyCo 1, L.P.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo 2, L.P.; By its General Partner CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

New Mountain Partners V (AIV-D), L.P.; By its General Partner New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Capital, L.L.C.; By its Managing Member New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

CUSIP No. 77634L 105	Schedule 13D	Page 14 of 14

NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

Steven B. Klinsky

/s/ Steven B. Klinsky